Filed by FOCUS Enhancements, Inc.
                                      Pursuant to Rule 425 of the Securities Act
                                           of 1933, as amended, and deemed filed
                                          pursuant to Rule 14d-2 and Rule 14a-12
                                            under the Securities Exchange Act of
                                                     1934, as amended.


           FOCUS Enhancements Announces HDV Format Support;
         Products to Integrate New HDV Format Specifications

    LAS VEGAS--(BUSINESS WIRE)--April 19, 2004--FOCUS Enhancements, Inc. (Nasdaq:FCSE), a worldwide leader in video production and conversion technology, today announced that it has become a supporter of the high-definition video (HDV) format established by the HDV forum, which includes Canon, Sharp, Sony and JVC. Related to this development, FOCUS Enhancements will support JVC's JY-HD10U HD Camera and other future HDV format compatible cameras.
    Michael Conway, senior vice president of marketing for FOCUS Enhancements, stated, "We are committed to creating multi-format and multi-resolution video production products and solutions from acquisition through presentation, or 'glass-to-glass.' Our team has achieved broad file-format support for our FireStore line of Direct To Edit(TM) (DTE) recorders. The HDV format is the next logical direction for the FireStore family, and FOCUS Enhancements is developing Acquisition, Storage, Processing, and Presentation technology and products that comply with the new HDV specifications."
    Robert Mueller, executive vice president for JVC Professional Products Company, said, "The successful integration of FOCUS Enhancements' DTE Technology into JVC's professional line of digital video (DV) based camcorders has created for our customers additional time-saving benefits via non-linear editing (NLE) workflow. We welcome FOCUS Enhancements as an HDV supporter, and we are excited about FOCUS Enhancements supporting the JY-HD10U HD Camera and other future HDV format compatible cameras."
    In August, 2003, FOCUS Enhancements began shipping the FireStore DR-DV5000 with DTE to JVC. This week at the National Association of Broadcasters Conference (NAB) in Las Vegas, the company will demonstrate HDV format recording and playback with JVC. In addition at the FOCUS Enhancements booth # SL3501, the company will conduct ongoing demos of the complete FireStore family including FS-1 Desktop DTE Recorder, FS-2 Studio DTE Recorder, FS-3 Camera Mount DTE Recorder, and the JVC DR-DV5000 DTE Recorder and the new FS-M Standard Definition MPEG Recorder.

    About FOCUS Enhancements, Inc.

    FOCUS Enhancements, Inc. (Nasdaq:FCSE) is a leading designer of world-class solutions in advanced, proprietary video technology. Headquartered in Campbell, CA, FOCUS Enhancements designs, develops, and markets video solutions in two distinct markets: advanced proprietary video conversion integrated circuits (ICs) and affordable, high quality, digital-video conversion and video production equipment. Semiconductor IC products include designs for PCs, game cards, internet, set-top boxes, Internet appliances, and interactive TV applications, and they are sold directly to original equipment manufacturers (OEMs). FOCUS Enhancements' complete line of video presentation and video production devices are sold globally through resellers and distributors to the broadcast, education, cable, business, industrial, presentation, Internet, gaming, home video production and home theater markets. More information on FOCUS Enhancements may be obtained from the company's SEC filings, or by visiting the FOCUS Enhancements home page at http://www.FOCUSinfo.com.

    Safe Harbor Statement

    Statements about future results and other expectations constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and the current economic environment. The Company cautions that these statements are not guarantees of future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements. A number of factors in addition to those discussed herein could cause actual results to differ materially from expectations. Demand for FOCUS Enhancements' products, which impacts revenue and the gross margin percentage, is affected by business and economic conditions and changes in customer order patterns. Any projections are inherently subject to significant economic and competitive uncertainties and contingencies, many of which are beyond the control of FOCUS Enhancements. Important assumptions and other important factors, including risk factors, which could cause actual results to differ materially from those in the forward-looking statements are specified in the Company's Form 10-K for the year ended December 31, 2003 and other filings with the SEC. The Company undertakes no obligation to update forward-looking statements, whether as a result of new information, future events, or otherwise.

    Where To Find Additional Information

    FOCUS Enhancements has filed a registration statement on Form S-4 (No. 333-112907) in connection with the proposed acquisition of substantially all of the assets and assumption of specified liabilities of Visual Circuits Corporation, and Visual Circuits intends to mail a proxy statement/prospectus to its stockholders in connection with the transaction. Investors and security holders of Visual Circuits are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about FOCUS Enhancements, Visual Circuits and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, at the SEC's website at www.sec.gov. A free copy of the proxy statement/prospectus may also be obtained from FOCUS Enhancements or Visual Circuits (when available), and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Visual Circuits in favor of the transaction. Information regarding FOCUS Enhancements' executive officers and directors is contained in FOCUS Enhancements' Form 10-K for the year ended December 31, 2003 and its proxy statement dated November 5, 2003, both of which are filed with the SEC.
    In addition to the registration statement on Form S-4 to be filed by FOCUS Enhancements in connection with the transaction, and the proxy statement/prospectus to be mailed to the stockholders of Visual Circuits in connection with the transaction, FOCUS Enhancements files annual, quarterly and special reports, proxy and information statements, and other information with the SEC. The reports, statements and other information filed by FOCUS Enhancements with the SEC are also available for free at the SEC's website at www.sec.gov. Free copies of these reports, statements and other information may also be obtained from FOCUS Enhancements.

    HDV and HDV logo are trademarks of Sony Corporation and Victor Company of Japan, Limited (JVC). All other trademarks are the property of their respective owners in the United States and other countries.

    CONTACT: FOCUS Enhancements, Inc.
             Michael Conway, 408-866-8300 x150
             mconway@focusinfo.com
             or
             Lippert/Heilshorn & Assoc.
             Kirsten Chapman, 415-433-3777 (Investors) kirsten@lhai-sf.com or
             FutureWorks, Inc.
             Joe Kilmer, 408-428-0895 x113 (Press)
             joe@future-works.com